UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42186

BloomZ Inc.

Toyo Recording 1F, 4-5-19 Akasaka

Minato-ku, Tokyo 107-0052

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry Into Material Agreement

On October 1, 2024, BloomZ Inc. (the “Company”) entered into an Ordinary Share Purchase Agreement (the “Purchase Agreement”) with White Lion Capital, LLC (“White Lion”) and a related Registration Rights Agreement (the “RRA”). Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to the lesser of (i) $30,000,000 in aggregate gross purchase price of newly issued ordinary shares of the Company, $0.00000002 par value per share (the “Ordinary Shares”) and (ii) the Exchange Cap (as such term is defined in the Purchase Agreement), subject to certain limitations and conditions set forth in the Purchase Agreement.

Subject to the satisfaction of certain customary conditions including, without limitation, the effectiveness of a registration statement registering the resale of the Ordinary Shares issuable pursuant to the Purchase Agreement, the Company’s right to sell Ordinary Shares to White Lion commenced on the date of the execution of Purchase Agreement and extends until the earlier of (i) White Lion having purchased Ordinary Shares equal to $30,000,000 and (ii) one year from the date of execution of the Purchase Agreement (the “Commitment Period”).

During the Commitment Period, subject to the terms and conditions of the Purchase Agreement, the Company may exercise its right to sell Ordinary Shares. The Company may deliver a Fixed Purchase Notice (as such term is defined in the Purchase Agreement), pursuant to which the Company can require White Lion to purchase up to a number of Ordinary Shares equal to the lesser of (i) $150,000 or (ii) 100% of the Average Daily Trading Volume (as such term is defined in the Purchase Agreement). The Company may also deliver a Rapid Purchase Notice (as such term is defined in the Purchase Agreement), pursuant to which the Company may require White Lion to purchase up to a number of Ordinary Shares equal to the lesser of (i) 100% of the Average Daily Trading Volume and (ii) $2,000,000 divided by the highest closing price of the Ordinary Shares over the most recent five business days immediately prior to the receipt of the Rapid Purchase Notice. White Lion may waive such limits under any notice at its discretion to purchase additional Ordinary Shares.

The price to be paid by White Lion for any Ordinary Shares that the Company requires White Lion to purchase will depend on the type of purchase notice that the Company delivers. For shares being issued pursuant to a Fixed Purchase Notice, the purchase price per share will be equal to 87% of the lowest VWAP (as such term is defined in the Purchase Agreement) of the Ordinary Shares that occurs during the five consecutive business days prior to the purchase notice. For Ordinary Shares being issued pursuant to a Rapid Purchase Notice, the purchase price per share will be equal to the average of the three lowest traded prices of the Ordinary Shares on the date that the Rapid Purchase Notice is delivered.

No purchase notice shall result in White Lion beneficially owning (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder) more than 9.99% of the number of Ordinary Shares outstanding immediately prior to the issuance of Ordinary Shares issuable pursuant to a purchase notice.

Either the Company or White Lion has the right to terminate the Purchase Agreement at any time in the event of a material breach of the Purchase Agreement by the other party, which shall be effected by written notice being sent by non-breaching party to the breaching party, provided however, that the Company shall have effectively delivered the Commitment Shares (as defined below) to White Lion prior to any such termination. The Purchase Agreement also automatically terminates on the earlier of (i) the end of the Commitment Period, (ii) the date that the Company commences a voluntary bankruptcy proceeding, a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors, or (iii) immediately upon the delisting of the Ordinary Shares from the NASDAQ Capital Market.

In consideration for the commitment of White Lion, as described above, the Company has agreed that it will issue to White Lion Ordinary Shares (“Commitment Shares”) in an amount equal to $375,000 divided by the closing price of the Ordinary Shares on the Commitment Shares Determination Date (as such term is defined in the Purchase Agreement). The Commitment Shares will be fully earned by White Lion as of the execution date of the Purchase Agreement, and the issuance of the Commitment Shares is not contingent upon any other event or condition, including, without limitation, the Company’s submission of a purchase notice to White Lion, the filing of a registration statement, and irrespective of any termination of the Purchase Agreement.

Concurrently with the Purchase Agreement, the Company entered into the RRA with White Lion, pursuant to which the Company agreed to file, within 15 days following the execution of the Purchase Agreement, a resale registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering the resale by White Lion of the maximum number of Ordinary Shares permitted to be included therein in accordance with applicable SEC rules, regulations and interpretations and the Commitment Shares. The RRA also contains usual and customary damages provisions for failure to file and failure to have the registration statement declared effective by the SEC within the time periods specified therein.

The Purchase Agreement and the RRA contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of each of the Purchase Agreement and RRA does not purport to be complete and in each case is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, and the RRA, a copy of each of which is filed as Exhibit 99.1 and 99.2, respectively, to this Report on Form 6-K and in each case which is incorporated herein by reference.

The Company will issue the Ordinary Shares pursuant to the Purchase Agreement in reliance upon the exemptions from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

Neither this Report on Form 6-K nor the exhibits attached hereto shall constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares described herein or therein, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares contain a legend stating the same.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Ordinary Share Purchase Agreement, dated as of October 1, 2024, by and between BloomZ Inc. and White Lion Capital, LLC
99.2	Registration Rights Agreement, dated as of October 1, 2024, by and between BloomZ Inc. and White Lion Capital, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2024

BloomZ Inc.

By:	/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

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